Exhibit 99.1

Notice of Annual General Meeting
to be held on 22 July 2016

ICON plc
(the “Company” or “ICON”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in the Republic of Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act, 1995.

If you have sold or transferred your entire holding of ordinary shares in ICON, please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

10 June, 2016

To: All ICON Shareholders

NOTICE OF ANNUAL GENERAL MEETING

Dear Shareholder

The Annual General Meeting of ICON plc (the AGM) will be held at 10.00am (Dublin time) on 22 July 2016 at ICON’s global headquarters in South County Business Park, Leopardstown, Dublin 18, Ireland.

The purpose of this letter is to outline the background to and summarise the resolutions to be proposed at the AGM.   Please refer to form of proxy for the AGM (which is separately enclosed) and the notes on pages 8 to 9 for details on how to vote your shares and return your form of proxy.  Your attention is also drawn to the notice of the AGM on pages 5 to 7 which sets out the matters to be considered at the meeting.

Re-election of Directors (ordinary resolutions 1.1 to 1.3)
In accordance with our Articles of Association (by-laws), one third of the Board must stand for re-election at the AGM. Mr. Thomas Lynch was eligible to stand for re-election to the Board at the AGM but decided not to stand for re-election and will instead retire from the Board at the AGM. Professor William Hall and Dr. John Climax will stand for re-election and Dr. Steve Cutler, who was appointed since the 2015 AGM, will also offer himself for re-election.  Both Professor Hall and Dr. Climax are independent non-executive directors (in accordance with NASDAQ rules) and Dr. Cutler, ICON’s Chief Operating Officer, is an executive director.

Each of the directors standing for re-election demonstrates the necessary commitment to the role and provides valuable skills, knowledge and experience and makes important contributions to the working of the Board. Further information on the experience, qualifications and industry knowledge of the directors is available from the Annual Report and/or Form 20-F at  http://investor.iconplc.com/annuals.cfm.

In relation to Mr. Thomas Lynch’s retirement (as referred to above), Mr. Lynch has made a significant contribution to the ICON Board in his 22 years as a non-executive director. In particular, he served as senior independent director from 2010 to 2012 and as chairman from January 2013 to March 2016. I would like to thank him on behalf of ICON, and in particular my fellow Board members, and we wish him all the best for the future.

ICON’s 2015 Accounts (ordinary resolution 2)
This resolution is to receive and consider ICON’s 2015 accounts which have been audited by KPMG, ICON’s independent auditors.

Remuneration of Auditors (ordinary resolution 3)
This resolution authorises the directors to fix the remuneration of the auditors.

Authority to issue shares up to 20% of share capital (special resolution 4)
This resolution authorises the directors to issue shares, subject to resolution 5, until the earlier of the next Annual General Meeting of the Company or 21 January 2018 up to an aggregate of 20% of the share capital of the Company without further shareholder approval.  This resolution is required under Irish law as the Company is an Irish incorporated company. The 20% cap on this resolution aligns the resolution with the NASDAQ rules which provide that up to 20% of share capital can be issued without shareholder approval. In addition to the 20% cap, this resolution is subject to resolution 5 which puts a 5% cap on the number of shares that can be issued without being offered to existing shareholders on a pro-rata basis.
ICON plc – Notice of Annual General Meeting 2016

Authority to issue shares up to 5% of share capital without offering to existing shareholders (special resolution 5)
This resolution authorises the directors to issue shares, subject to resolution 4, until the earlier of the next Annual General Meeting of the Company or 21 January 2018 up to an aggregate of 5% of the share capital of the Company for cash without having to offer the shares to existing shareholders on a pro rata basis. A resolution authorising the issuance of shares for cash without such offer round is a requirement of Irish law and there is no such requirement under the NASDAQ rules.

The caps on resolutions 4 and 5 are different but complementary and they give shareholders significant anti-dilution protection which is far in excess of the protection that shareholders of a non-Irish NASDAQ company would have. Every year since the Company was listed (apart from 2014 as resolutions with 5 year authority were passed in 2013), the directors have put resolutions to authorise the issue of shares and to disapply offer round (like  resolutions 4 and 5) to the shareholders and each such resolution has been passed. As above, this year the authorities under these resolutions expire on the earlier of the next Annual General Meeting of the Company or 21 January 2018.

Authority to buy back shares up to 10% of share capital (special resolution 6)
This resolution authorises the Company to purchase in the market (buy-back) up to 10% of the outstanding shares in the Company.  It is important both for the Company and shareholders that the Company has this flexibility to implement a buy back (without having to seek further shareholder approval) if the market conditions favour a buy back.  It should also be noted that the NASDAQ rules do not require shareholder approval to do a share buy-back and this resolution is required as the Company is an Irish incorporated company and Irish law requires shareholders to pass such a resolution to give directors the authority to put a buy back in place. The authority under this resolution expires on the earlier of the 2017 Annual General Meeting and 21 January 2018.

Authority to reissue shares held as treasury shares (special resolution 7)
This resolution authorises the price range at which the Company can reissue shares that it holds as treasury shares. Any share buyback activity by the Company will result in ordinary shares either being cancelled or re-issued as treasury shares. We may reissue treasury shares that we acquire through our proposed share buyback activities including in connection with our executive compensation programme, our employee restricted share unit programme and our other compensation programmes.  As a result of using this authority in this way, ICON would avoid the need to issue new shares (and the resulting shareholder dilution) when vesting of equity awards triggers the requirement to issue shares to employees.

Under Irish company law, our shareholders must authorise the price range at which we may reissue any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the prevailing market price (as defined below). Under Irish law, this authorisation expires after eighteen months unless renewed; accordingly, we expect to propose renewal of this authorisation at subsequent annual general meetings.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be reissued are 95% and 120%, respectively, of the average closing price per ordinary share of the Company, as reported by NASDAQ, for the thirty (30) trading days immediately preceding the proposed date of re-issuance. Any reissuance of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

Memorandum and Articles of Association (special resolutions 8 & 9)
These resolutions propose to amend particular clauses in the Memorandum of Association of ICON and to adopt new Articles of Association for ICON, in each case to give effect to changes arising as a consequence of the commencement of the Companies Act 2014 (the 2014 Act), which came into force on 1 June 2015, and to make some consequential and housekeeping changes. The primary objective of the 2014 Act is to consolidate company legislation in Ireland, and also to introduce reforms to a number of areas of Irish company law. The purpose of these resolutions is therefore to amend the Memorandum and Articles of Association of ICON in order to bring them into line with the provisions of the 2014 Act.  A summary of the changes proposed to be made by these resolutions is set out in the Appendix following the attached AGM Notice.

ICON plc – Notice of Annual General Meeting 2016

The proposed form of Memorandum and Articles of Association of ICON (together with a redline showing the changes from the current Memorandum and Articles of Association which are in operation now) are available for inspection on ICON’s website and at the registered office of ICON during business hours on any business day from the date of this AGM Notice up to and including the date of the AGM. They will also be available at the AGM.

There will also be a review of the affairs of the Company at the AGM.

There is no resolution dealing with executive compensation as ICON, being a foreign private issuer, is not obliged to provide a “say on pay” shareholder resolution on executive compensation. Details of ICON’s executive officers compensation for 2015 are available in the Annual Report and Form 20-F for 2015 which are available at http://investor.iconplc.com/annuals.cfm.

Approval of Resolutions
Resolutions 1.1 to 1.3, 2 and 3 are ordinary resolutions which require approval of a simple majority of the votes cast in person or by proxy) and resolutions 4 to 9 are special resolutions which require approval of 75% of the votes cast in person or by proxy.

Recommendation of Directors
Your Board believes that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders.  Accordingly, your directors unanimously recommend that you vote in favour of all resolutions as they intend to do in respect of the shares held by them.  On 7 June 2016, the directors held 1,204,218 Ordinary Shares representing approximately 2.2% of the issued ordinary share capital of the Company.

ICON plc – Notice of Annual General Meeting 2016

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Company will be held at ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on 22 July 2016 at 10.00 a.m.

ORDINARY BUSINESS

To consider and, if thought fit, pass the following ordinary resolutions:

1.
To re-elect, by separate resolutions, the following individuals who retire as Directors in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-election:

1.1	Professor William Hall;
1.2	Dr. John Climax; and
1.3	Dr. Steve Cutler.

2.	To receive and consider the accounts for the year ended 31st December 2015 and the reports of the Directors and auditors thereon.

3.	To authorise the Directors to fix the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following special resolutions:

4.
“That the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to a maximum amount equal to an aggregate nominal value of €665,365.56 representing 20% of the issued ordinary share capital of the Company on 7 June 2016; provided that this authority shall expire on the earlier of the date of the next Annual General Meeting of the Company or 21 January 2018, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to such offer or agreement as if the authority conferred hereby had not expired.”

5.
“That, subject to the passing of Resolution 4, the Directors be and are hereby empowered pursuant to Section 1022 and Section 1023(3) of the Companies Act 2014, to allot equity securities (as defined in Section 1023 of that Act) for cash as if the provisions of sub-section (1) of the said Section 1022 did not apply to any such allotment up to a maximum amount equal to an aggregate nominal value of €166,341.39 representing 5% of the issued ordinary share capital of the Company on 7 June 2016; provided that this exclusion of the applicability of Section 1022(1) of the Companies Act 2014 shall expire on the earlier of the date of the next Annual General Meeting of the Company or 21 January 2018, save that if before such expiry the Company has offered or agreed to allot equity securities, those equity securities may be allotted pursuant to such offer or agreement as if the exclusion contained herein had not expired.”

6.
“That the Company and/or any subsidiary (as such expression is defined by Section 7 of the Companies Act 2014) of the Company be and they are hereby generally authorised to make overseas market purchases (as defined by Section 1072(2) of the Companies Act 2014) of shares of any class of the Company on such terms and conditions and in such manner as the Directors or, as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act 2014 and the following restrictions and provisions:

ICON plc – Notice of Annual General Meeting 2016

(i)
The maximum aggregate number of shares authorised to be acquired pursuant to this resolution shall not exceed 10% of the aggregate number of shares issued by the Company at the close of business on date of passing of this resolution;

(ii)	The minimum price (exclusive of expenses) which may be paid for any such share shall be an amount equal to the nominal value thereof;

(iii)	The maximum price (exclusive of expenses) to be paid for any ordinary share shall be an amount equal to 115% of the NASDAQ Official Close Price (the “NOCP”) (as reported by NASDAQ) of the Company’s ordinary shares on the trading day preceding the day on which the relevant shares are purchased by the Company.

The authority hereby conferred shall expire on the earlier of the date of the next Annual General Meeting of the Company or 21 January 2018 or (if earlier) unless previously varied, revoked or renewed in accordance with the provisions of Section 1074 of the Companies Act 2014. The Company or any subsidiary may before such expiry make a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may make a purchase of shares pursuant to any such contract as if the authority herby conferred had not expired.”

7.	“That the reissue price range at which any treasury shares held by the Company may be reissued off-market shall be as follows:

(a)	the maximum price at which such treasury share may be reissued off-market shall be an amount equal to 120% of the "market price"; and

(b)	the minimum price at which a treasury share may be reissued off-market shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share plan operated by the Company or, in all other cases, an amount equal to 95% of the "market price"; and

(c)	for the purposes of this resolution, the "market price" shall mean the average closing price per ordinary share of the Company, as reported by NASDAQ, for the thirty (30) trading days immediately preceding the proposed date of re-issuance.

The authority hereby conferred to reissue treasury shares shall expire eighteen months from the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of Section 1078 of the Companies Act 2014.”

8.
“That the Articles of Association be and are hereby replaced with effect from the date hereof by the form of Articles of Association which have been signed for identification by the Company Secretary and which have been available for inspection on the Company’s website and at the registered office of the Company since 10 June 2016.”

9.	“That, the wording in the Memorandum of Association be updated as follows:

(a)
By the deletion in Clause 2 of the words "The Company is to be a public limited company" and the substitution therefor of the words "The Company is a public limited company for the purposes of Part 17 of the Companies Act 2014"; and

ICON plc – Notice of Annual General Meeting 2016

(b)
By the deletion in Clause 3(17) of the words "Section 155 of the Companies Act, 1963, or another subsidiary as defined by the said Section" and the substitution therefor of the words "the Companies Act 2014 any in any statutory modification, or re-enactment thereof, or subsidiary (as defined in the Companies Act 2014)."”

By the Order of the Board.

Diarmaid Cunningham
Company Secretary	10 June, 2016

Registered Office:
South County Business Park,
Leopardstown,
Dublin 18
ICON plc – Notice of Annual General Meeting 2016

NOTES:

1.	Information and Documentation
Information regarding the Annual Meeting is available on the Company’s website www.iconplc.com and from www.proxyvote.com.  If you require a paper copy of the Form 20-F or Annual Report please contact Investor Relations at 1-888-381-7923 or IR@iconplc.com.

2.	Who is eligible to vote and how?
If your shares are actually registered in your name, you are a shareholder of record. Shareholders of record who are entered in the register of Members of the Company as at 4.59pm Dublin time on 20 July 2016 or if the Meeting is adjourned, at 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned meeting shall be entitled to attend, speak, ask questions and vote at the Meeting, or if relevant, any adjournment thereof. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.  For those shareholders whose shares are not held in their name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through The Depository Trust Company (“DTC”), then their entitlement to vote is determined as at 27 May 2016.

Depending on whether your shares are registered in your name or whether your shares are held in a "street name" the arrangements are as follows:

Shareholder of Record: Shares Registered in Your Name

As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy. In the case of joint holders the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names stand in the Register of Members in respect of the joint holding. The appointment of a proxy will not preclude a shareholder of record from attending, speaking, asking questions and voting at the meeting should the shareholder subsequently wish to do so. A proxy need not be a Member of the Company. If you wish to appoint more than one proxy or a person not listed on the form of proxy, please contact Investor Relations at 1-888-381-7923 or IR@iconplc.com.

A Form of Proxy is enclosed with this notice of Meeting for shareholders of record. To be effective, the Form of Proxy duly completed and executed, together with any authority under which it is executed, or a copy thereof certified, must be deposited at the registered office of the Company, so as to be received no later than 4.59pm Dublin time on 20 July 2016 or if the Annual Meeting is adjourned, at 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual Meeting or adjourned Meeting) at least 48 hours before the taking of the poll at which it is to be used. Any alteration to the Form of Proxy must be initialled by the person who signs it.

Alternatively, provided it is received no later than 4.59pm Dublin time on 20 July 2016 or if the Annual Meeting is adjourned, at 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned Annual Meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual Meeting or adjourned Annual Meeting) at least 48 hours before the taking of the poll at which it is to be used, the appointment of a proxy may be submitted electronically, subject to the applicable terms and conditions, via the Internet by accessing Broadridge’s website www.proxyvote.com and, when you follow the instructions on the website, the information you need to appoint your proxy electronically is included on the top of your Form of Proxy.

In the case of a corporation the Form of Proxy must be either executed under seal or signed on its behalf by a duly authorised officer or attorney.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, as at 27th May 2016 your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through The Depository Trust Company (“DTC”), then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organisation, together with instructions as to voting.  You will need to carefully follow the instructions from your broker, bank or other agent or contact your broker, bank or other agent if you have any queries.
ICON plc – Notice of Annual General Meeting 2016

As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account as per the instructions enclosed by your broker. You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Annual Meeting unless you contact your broker and obtain a valid proxy card from your broker or other agent.

Therefore as a beneficial owner of shares registered in the name of your broker, bank or other agent, who in turn hold through DTC, you should have received a voting instruction card and voting instructions with these proxy materials from that organisation rather than from us. Simply complete and mail the voting instruction card as per the instructions from your broker, bank or other agent to ensure that your vote is counted.

3.	How many votes do you have?
The total number of issued ordinary shares on 7 June 2016 was 55,447,130. On a vote on a show of hands, every shareholder present in person and every proxy has one vote (but no individual shall have more than one vote). On a poll every shareholder present in person and every proxy shall have one vote for every share carrying rights of which he is the holder or proxy. Ordinary Resolutions are required to be passed by a simple majority of shareholders voting in person or by proxy. Special Resolutions are required to be passed by a majority of 75 per cent of shareholders voting in person or by proxy.

4.	Broker Voting
If your shares are held by a broker on your behalf (that is, in “street name”), and you do not instruct the broker as to how to vote these shares, the broker may not exercise discretion to vote for or against any of the proposals. This would be a “broker non-vote” and these shares will not be counted as having been voted on the proposals. Please instruct your bank or broker so your vote can be counted.

5.	Can I change my vote after submitting my proxy?
Shareholder of Record: Shares Registered in Your Name
Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

•
You may submit another properly completed proxy with a later date. Your revised proxy must be received before the commencement of the meeting at 10.00am Dublin time on 22 July 2016 or if the Annual Meeting is adjourned, before the commencement of the adjourned meeting;

•
You may send a written notice that you are revoking your proxy to Erina Fox, Assistant Company Secretary, ICON plc at the registered office of the Company (being South County Business Park, Leopardstown, Dublin 18, Ireland) or by email to IR@iconplc.com. Your notice must be received before the commencement of the meeting at 10.00am Dublin time on 22 July 2016 or if the Annual Meeting is adjourned, before the commencement of the adjourned meeting; or

•	You may attend the Annual Meeting and vote in person.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent
If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

6.	What does it mean if I receive more than one set of materials?
If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive.

ICON plc – Notice of Annual General Meeting 2016

APPENDIX

Summary of proposed amendments to the Memorandum and Articles of Association

Resolution 8
The majority of the provisions of the 2014 Act became effective on 1 June 2015. The primary objective of the 2014 Act is to consolidate company legislation in Ireland, and also to introduce reforms to a number of areas of Irish company law.

The 2014 Act adopts a new approach in regard to the articles of association of all Irish companies, including ICON. Instead of providing, as the previous Irish Companies Acts had, for a model set of articles of association that apply unless otherwise provided for, the 2014 Act includes optional statutory provisions that apply to regulate a company unless its articles of association provide otherwise.

ICON’s current Memorandum and Articles of Association disapply the model set of articles and instead ICON adopted, and has in place, a tailored Memorandum and Articles of Association. Now that the 2014 Act is effective, ICON proposes to continue its existing approach of setting out the regulations governing the company in its Memorandum and Articles of Association and, in order to ensure these provisions continue to apply as intended, it is proposed to disapply the relevant optional provisions introduced by the 2014 Act. This is in line with ICON’s current approach under its existing Articles of Association and as such we believe does not represent any material change. A list of each optional provision of the 2014 Act that it is proposed to disapply is set out in Part 1 of the table below. As the 2014 Act also includes new or amended provisions, it is also proposed to update certain Articles in light of these provisions and make some minor housekeeping amendments to our Articles of Association. Part 2 of the table below sets out those provisions of the Articles of Association which are being updated in light of the new or amended provisions of the 2014 Act or which are proposed by way of housekeeping changes.

The proposed form of Memorandum and Articles of Association of ICON (together with a redline showing the changes from the current Memorandum Articles of Association which are in operation now) are available for inspection on ICON’s website and at the registered office of ICON during business hours on any business day from the date of this AGM Notice up to and including the date of the AGM. They will also be available at the AGM.

As set out above, the changes to the Articles are intended, so far as practicable, to preserve the status quo, and therefore it is not considered necessary to vote separately on each amendment.

Resolution 9
This Special Resolution is being proposed in order to make minor amendments to clause 2 and clause 3(17) of the Memorandum of Association of ICON to update statutory references in line with the 2014 Act. Under Irish law it is necessary to approve changes to the Memorandum of Association by way of separate resolution (and accordingly these changes are not dealt with in the context of Special Resolution 8 above).

ICON plc – Notice of Annual General Meeting 2016

PART 1 — OPTIONAL PROVISIONS FROM WHICH ICON PROPOSES TO OPT-OUT

Sections of the Companies Act 2014 from which ICON proposes to opt-out	Reason for proposing to opt-out of the stated Section
65(2) to 65(7)
Sections 65(2) to 65(7) deal with the power of a company to convert shares into stock and reconvert stock into shares. ICON proposes to opt-out of these sections as such matters are already provided for in Articles 30 to 32.

77 to 81
Sections 77 to 81 deal with the making of calls in respect of unpaid amounts due on shares issued by a company, liens on shares and forfeiture of shares. ICON proposes to opt-out of these sections as such matters are already provided for in Articles 18 to 29.

94(1)	Section 94(1) deals with transfers of shares. ICON proposes to opt-out of this section as such matter is already provided for in Article 33.
95(1)	Section 95(1) deals with restrictions on the transfer of shares. ICON proposes to opt-out of this section as such matter is already provided for in Article 35.
96(2) to (11)	Sections 96 deals with transmission of shares in a company. ICON proposes to opt-out of these sections as such matter is already provided for in Articles 26 to 29.
124 and 125(1) and (2)
Sections 124 and 125(1) and (2) deal with the declaration and payment of dividends by a company. ICON proposes to opt-out of these sections as such matters are already provided for in Articles 110 to 120.

126(2) to (8)
Section 126 deals with the capitalisation of a company’s reserves for the purposes of making bonus issues of shares. ICON proposes to opt-out of this section as such matter is already provided for in Articles 122 and 123.

144(3) and (4)	Sections 144(3) and (4) deal with the appointment of directors. ICON proposes to opt-out of these sections as such matter is already provided for in Articles 75, 88 to 91.
148(2)
Section 148(2) deals with how the office of a director may be vacated before the end of the appointed term. This section is being disapplied and the grounds for exclusion are being maintained as already provided for in Article 92.

158 to 160, 161(1), (4)-(9), 162 to 165
Sections 158 to 165 deal with a board’s power of management and delegation, the appointment of a managing director, the establishment of board committees, matters relating to board procedure and the appointment of alternate directors. ICON proposes to opt-out of these sections as such matters are already provided for in Articles 80 to 87, 94, 96 to 105.

ICON plc – Notice of Annual General Meeting 2016

180(5), 181(1) and 181(6)
Sections 180(5), 181(1) and 181(6) deal with how notices of general meetings are given and who is entitled to receive such notices. ICON proposes to opt-out of these sections as such matter is already provided for in Article 52.

182(2) and 182(5)	Section 182(2) deals with the quorum requirements for a general meeting of a company. ICON proposes to opt-out of this section as such matters are already provided for in Article 53 (a).
183(3)	ICON proposes to opt-out of Section 183(3) as the appointment of multiple proxies is expressly permitted by Article 69.
186(c)	Section 186(c) deals with the business of the annual general meeting. ICON proposes to opt-out of this section as the business of the annual general meeting is already provided for in Article 54.
187 and 188
Sections 187 and 188 deal with the conduct of general meetings and voting at such meetings. ICON proposes to opt-out of these sections as such matters are already provided for in Articles 55, 57, 58, 62, 64 to 68.

218(3) to (5)	Section 218(3), (4) and (5) deal with the service of notice on members of a company. ICON proposes to opt-out of this section as such matter is already provided for in Articles 126 to 132.
229(1) and 230	Sections 229(1) and 230 deal with potential conflicting interests of directors. ICON proposes to opt-out of these sections as such matters are provided for in Articles 79, 95 and 96.
618(1)(b)	Section 618(1)(b) deals with the distribution of property on a winding up of a company. ICON proposes to opt-out of this section as such matter is already provided for in Article 133 and 134.
620(8)	Section 620(8) stipulates the timeframe for claiming dividends. ICON proposes to opt-out of this section as such matter is already provided for in Article 119.
1090	Section 1090 deals with the rotation of directors. ICON proposes to opt-out of this section as such matter is provided for in Articles 59 and 88.
ICON plc – Notice of Annual General Meeting 2016

PART 2: SUMMARY OF OTHER AMENDMENTS BEING MADE

Update/ Amendment	Reason for Update/ Amendment to the ICON Articles
All references to the old Irish company law statutes, which were repealed when the Companies Act 2014 became effective on 1 June, 2015 are replaced by references to the 2014 Act.	To ensure that ICON's Memorandum and Articles of Association are consistent with the statutory references in the 2014 Act.
Exclusion of certain "opt in" provisions	The optional provisions have been explained in Part 1 of this table above.
Insert references to "Statutory Auditor"	To ensure that ICON's Articles of Association are consistent with the terminology in the 2014 Act all references to "Auditor" are replaced with "Statutory Auditor".
Amending the definition of "Record Date" in Article 1(b) and Article 62	In line with similar practice for US listed companies, the definition of "Record Date" has been amended in line with the 2014 Act which does not place a 48 hour restriction on ICON.
Amendment to Article 4 to outline that no resolution will be required to deem a share redeemable
Additional wording is included to clarify that no resolution will be required to deem a share redeemable since Section 83 of 2014 Act provides that, unless otherwise provided in the Articles, the company will be required to pass a special resolution to convert shares into redeemable shares.

Amendment to Article 8 regarding the allotment of shares
Additional wording is included to outline that the authority to allot shares includes committees of directors or any other authorised person. In addition, wording is included to indicate that the Shares shall not be allotted at a discount to their nominal value. In subsection (c) the reference to share option scheme has been replaced with "share option or similar plan" to indicate that any type of share option or similar plan is captured.

Amendment to Article 27 regarding forfeiture of shares and the obligation for a shareholder to pay the full amount due on their shares
Additional wording is included in line with Section 81(6) of the 2014 Act to provide that a shareholder who has had its share forfeited shall continue to be liable to pay the full amount due on their shares regardless of whether the value of the shares has decreased or not.

Insert references to "statement in writing" in Article 28	References to "statutory declaration" have been replaced with "statement in writing" in line with Section 81(7) of the 2014 Act.
Amendment to Article 35(c) regarding conditions for refusal of a transfer of shares
New Article 35(c)(vi) is being included to reflect section 95(2)(a) of the 2014 Act which provides that the directors may decline to register a transfer that is not accompanied by a fee of €10 or such lesser sum as the directors may from time to time require to be paid.

ICON plc – Notice of Annual General Meeting 2016

Update to Article 42 in respect of the transmission of shares
Updating the wording in Article 42 regarding the transmission of shares on death or bankruptcy. These amendments are not driven by the 2014 Act. The wording is to be updated in line with current practice.

Insert references to "undenominated capital"
In various places in the Articles of Association the expression "undenominated capital" is being inserted as this expression is used in the 2014 Act to refer to that part of a company's issued share capital which is not represented by the nominal (or par) value paid up on a company's issued shares.

Amendment to Article 51 in connection with the ability of shareholders to requisition the directors to hold an Extraordinary General Meeting (EGM)	Section 178(3) which is a mandatory provision under the 2014 Act provides that shareholders holding 10% or more of the paid up share capital can requisition the directors to hold an EGM.
Amendment to Article 52(b) in connection with new wording under the 2014 Act in respect of proxies
Additional wording is included in Article 52(b) in order to ensure consistency with Sections 182(5) and 182(1) of the 2014 Act. The reference to "special business" has been removed as this is not a concept under the 2014 Act. Wording has been included in line with Section 181(5) providing that proxies must be either received at the Company's registered office of the Company or some other place in the State.

Amendment to Article 53(a) to bring the wording of the Article in line with Section 182(1) of the 2014 Act.	The wording of Article 53(a) has been amended by removing "other than the appointment of a chairman" to mirror the wording contained in Section 182(1) regarding quorum for general meetings.
Updating the list of ordinary business of the Annual General Meeting (AGM)
Article 54 is being updated to: (i) reflect that the distinction between special and ordinary business in AGMs no longer exists under the 2014 Act and (ii) ensure that it is consistent with Section 186 of the 2014 Act (which codifies and updates the common law position as to what constitutes the ordinary business of an annual general meeting) while still reflecting what the Company usually regards as the business of the annual general meeting.

Additional wording in Article 61(a) regarding the results of a poll	Additional wording included in Article 61(a) to mirror the language in Section 189(4) of the 2014 Act regarding when the result of a poll is deemed to be a resolution.
Updating the wording in Article 65 to bring it in line with Section 188(4) of the 2014 Act in respect of voting by incapacitated holders	Any member who has made an enduring power of attorney is now included in respect of voting by incapacitated holders in Article 65 in line with the wording in Section 188(4).
Amendment to Articles 69, 71 and 72 regarding proxies
Articles 69, 71 and 72 are being amended to ensure that they are consistent with section 184 and 183(6) of the 2014 Act which prescribe a form of proxy and new requirements with regard to the time of the deposit of a proxy. Article 72 is being amended to ensure that it is consistent with Section 183 of the 2014 Act which permits a shareholder to deposit an instrument of proxy to a company by electronic means.

ICON plc – Notice of Annual General Meeting 2016

Deletion of time limits within which a proxy can be revoked before a meeting in Article 74	Section 183(10) of the 2014 Act allows notices of revocation to be delivered right up to the commencement of the meeting.
Amendments to Article 77 regarding directors ordinary fees and the use of company property by directors
In line with similar practice for US listed companies, Article 77 has been amended to provide that directors are entitled to ordinary fees in respect of their duties as Board Directors and that any such fees are decided by the Board. Those fees will continue to be set out in the Annual Report as has been the practice to date. Any payment in excess of ordinary fees are already covered by the wording of the existing Article 78.

Section 228(1)(d) of the 2014 Act codifies the common law restriction on the use of company property by the directors save to the extent permitted by a company's constitution. Therefore Article 77 has been amended so that the directors may continue to use company property pursuant to or in conjunction with the exercise or performance of their duties, the terms of service or employment or letter of appointment; and, or in the alternative, any other usage authorised by the ICON company policies.

Amendment to Article 92(b) dealing with vacation of the office of director	Article 92(b) is being updated to bring the wording in line with Section 148(i)(a) of the 2014 Act dealing with how the office of director may be vacated if the director is adjudicated bankrupt.
Removal of wording relating "extended notice" in Article 93	This wording is being removed in Article 93 as "extended" is no longer a term used in the 2014 Act in relation to the removal of directors.
Amendment to Articles 94(e) to reflect section 228(1)(e) and 228(2) of the 2014 Act
Sections 228(1)(e) and 228(2) of the 2014 Act codify the common law duties on directors fettering their independent judgment; therefore the amendment to Article 94(e) makes it clear that Section 228(1)(e) will not restrict anything which can be done by a director with the prior authorisation by the Board.

Updating Article 121 regarding account requirements
The wording in Article 121 is being amended to bring it in line with Sections 274 and 275 of the 2014 Act which introduce new terminology and allow accounting records to be presented in electronic format.

Amendment to Articles 122 and 123 to encompass the new definition of "company capital" under the 2014 Act
The definition of company capital is new under 2014 Act and it comprises the share capital of the company, the share premium account, the capital reserve fund and the capital redemption reserve fund. Article 122 and 123 are being amended to ensure that they are consistent with the categories of capital reserves recognised by the 2014 Act.

Amendment to Article 135 in connection with new wording under the 2014 Act in respect of minutes of proceedings of meetings of a company	The wording contained in Article 135 is being updated to mirror the wording in Section 199 of the Act requiring the minutes of meetings of the company to be kept in books created for that purpose.

ICON plc – Notice of Annual General Meeting 2016